Exhibit 2

Founder Nominates Directors and Highlights Need for Change at Guidance Software, Inc.

PASADENA, CA --(Marketwired - February 11, 2016) - On February 10, 2016, Shawn H. McCreight, the founder and largest shareholder of Guidance Software, Inc. (the “Company”), delivered a Stockholder Nomination and Proposal Letter (the “Letter”) to the Company submitting (i) stockholder nominations of five persons for election to the Board of Directors of the Company (the “Board”) at the Company’s 2016 annual meeting of the stockholders and (ii) a stockholder proposal to amend the Company’s bylaws to permit holders of at least 15% of the Company’s shares to request a special meeting of stockholders. In the Letter, Mr. McCreight indicated that, if the Board declines to include such director nominees on the slate of recommended nominees in the Company’s proxy statement for its 2016 annual meeting of stockholders, or declines to propose such stockholder proposal, he intends to deliver a proxy statement and form of proxy to the Company’s stockholders and solicit proxies from the Company’s stockholders in support of the stockholder nominees and stockholder proposal set forth in the Letter. In connection with the Letter, Mr. McCreight is also sending an open letter to the stockholders of the Company, a full text of which follows.

OPEN LETTER TO STOCKHOLDERS OF GUIDANCE SOFTWARE, INC.

Dear Fellow Shareholders,

I founded Guidance Software, Inc. (“Guidance” or the “Company”) in 1997 with the goal of creating new technologies to help forensic and cyber-security investigators work with unprecedented power and speed. Thanks to the employees of Guidance and the tireless efforts of law enforcement, we and our children are all safer as a result. Guidance’s enterprise products now reach over 25 million endpoints, and our software and methods are the gold standard for forensic, cyber-security and eDiscovery investigations worldwide.

I currently am Guidance’s largest shareholder, owning approximately 30% of the shares outstanding. As the Company’s founder and largest shareholder, I am greatly concerned with the recent shift in the Company’s focus away from cyber-security, the execution missteps of the CEO and ongoing oversight and governance failures by the Company’s Board of Directors (the “Board”). The stock value has been cut nearly in half during the 10-month tenure of the current CEO and has significantly under-performed its peer group. It is clear to me that the public markets and stockholders have lost trust and confidence in the Company’s leadership, strategy and governance policies and practices. It is my belief that the current Board and management team do not have the experience, skill set, commitment and economic alignment to restore shareholder value.

The stockholders of Guidance need to send a message demanding significant change, without which shareholders will likely experience further declines in the value of their investment.

Accordingly, I have proposed a new slate of highly qualified directors -- myself, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano -- for election at the Company’s upcoming 2016 annual meeting of stockholders. The director nominees, together, have the industry knowledge, requisite skill set and commitment to effect fundamental changes to strategy, execution and governance.

Specifically, the nominees, if elected, will quickly re-focus the Company and its employees on bringing the Company’s new advanced cyber-security technology to market. Thereafter, the Board will commit to best practices for corporate governance and consider all strategic alternatives for the Company to maximize stockholder value. We believe a Board that will look out for all stockholders and find a way to unlock the value of the Company’s huge investment in advanced technology and world class standing in the cyber-security, forensic and eDiscovery markets is in the best interests of all stockholders. I have also proposed an amendment to Guidance’s bylaws to make the Company more responsive to stockholder concerns.

My goal is to increase stockholder value by guiding the Company to achieve its greatest potential and profitability. Should the Company view our nominations and proposal as a threat, dismiss our concerns and suggestions, or take some other defensive action, I believe that stockholders can only interpret such a response as self-preservation and entrenchment. I, therefore, trust that the current Board and management will give serious consideration to our stockholder nominations and proposal and include them in the director slate and agenda for the 2016 annual meeting of the stockholders.

Thank you.

Sincerely,

Shawn H. McCreight

Shawn H. McCreight is the founder of Guidance Software and inventor of the EnCase® Brand and related software. Mr. McCreight served as Chief Executive Officer, Chief Technology Officer and Chairman of the Board during his 19 year tenure with the Company. He currently serves on the Board of Directors and is the Company’s largest shareholder.

CONTACT INFORMATION

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Please send your name and contact information to

Shawn H. McCreight

shawn.mccreight@gmail.com